                                                                    EXHIBIT 99.2

October 4, 2001


Mr. Jon Merriman
RateXchange Corporation
185 Berry Street
Suite 3515
San Francisco, CA  94107

Re:  Lease Payment Restructure Agreement

Dear Mr. Merriman:

This letter will set forth our understanding and agreement regarding the Lease Payment Restructure Agreement (the "Restructure Agreement") between RateXchange Corporation ("Lessee") and Forsythe/McArthur Associates, Inc. ("FMA") dated June 15, 2001, as follows:

         1. FMA agrees that Lessee may withhold making the scheduled payments of Monthly Rent for the months of September, October, November and December, 2001, in the amount of $74,056.50 per month.

         2. During the period between the date hereof and ending December 31, 2001, Lessee shall endeavor to raise additional capital investments of at least $2 million.

         3. If Lessee is successful in obtaining the additional capital investments of at least $2 million by December 31, 2001, Lessee shall notify FMA in writing of such investments by December 31, 2001, whereupon FMA and Lessee agree to convert Lessee's obligations under the Restructure Agreement to a convertible promissory note ("Note") in the principal sum of $5,949,042 which would be dated September 1, 2001, bear interest at 9% per annum, and mature on August 31, 2006. Interest on the Note shall be payable quarterly, beginning March 31, 2002. The Note shall provide that interest payments may be made in cash or shares of common stock provided that if interest is paid in common stock, the common stock must be equal to 100% of the average closing market price for the 5 trading days immediately preceding the interest payment due date. Notice by Lessee that it will paying interest in common stock must be received 7 trading days prior to the interest payment date. Shares issued for interest due must be held by FMA for a period of one year. The Note shall provide for the right of FMA as the holder to convert the principal amount thereof into common stock of Lessee at maturity at a conversion price equal to 80% of the average closing market price for the 5 trading days immediately preceding the date of FMA's notice to Lessee of its election to convert (and if not converted by August 31, 2006, then the conversion price shall be determined based on the 5 trading days prior to the August 31, 2006 maturity date). FMA will not be able to sell converted stock for a period of one year after receipt.

         4. If Lessee is not successful in obtaining the additional capital investments of at least $2 million by December 31, 2001, the amounts which otherwise would have been due and payable under the Restructure Agreement for the months of September through December, 2001, shall be due and payable on December 31, 2001, in a lump sum payment of $296,226.00, together with interest accrued on the payments that would otherwise have been due and owing (in the amounts and from the due dates thereof) at

                  9% per annum. Lessee's obligations under the Restructure Agreement shall thereafter continue as set forth therein.

         5. Except as specifically modified hereby, the terms and provisions of the Restructure Agreement shall be and remain in full force and effect.

         6. In consideration for agreeing to modify the Restructure Agreement as set forth herein, Lessee agrees to issue to FMA warrants to purchase $250,000 worth of common stock of Lessee based on a price equal to 130% of the average closing market price for all trading days in October, 2001. The warrants shall be issued promptly after October 31, 2001 but are not exercisable until October 31, 2002.

Please acknowledge your understanding and agreement with the foregoing by signing this letter in the space provided below and returning it to the undersigned.

Sincerely,



Albert L. Weiss
President

ACKNOWLEDGED AND AGREED:

RateXchange Corporation

By:
   --------------------------------

Title:
      -----------------------------

Date:
     ------------------------------